

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 2, 2018

<u>Via E-Mail</u>
Charles Price
President and Chief Executive Officer
Charah Solutions, Inc.
12601 Plantside Dr.
Louisville, KY 40299

   Re: **Charah Solutions, Inc.**
     Draft Registration Statement on Form S-1
     Submitted February 5, 2018
     CIK No. 1730346

Dear Mr. Price:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise your prospectus cover page, summary section and your discussion of your tax receivable agreements throughout the prospectus, by summarizing and explaining the likely tax benefits to be realized by you and paid under the Tax Receivable Agreement. Please disclose the range of future payments that you expect to pay under the Tax Receivable Agreement, the anticipated timing of the payments and how you intend to fund the required payments.

3. We note that the registration statement includes a number of placeholders for non-430A information. Please include non-430A information in your next amendment.

Prospectus Cover Page

4. Please disclose your status as a "controlled company."

5. Please disclose here and in the Use of Proceeds section that an affiliate of Credit Suisse, one of your underwriters, a lender under your Term Loan Credit Agreement, will receive a portion of the net proceeds received by you in this offering due to the use of proceeds from this offering being used to repay borrowings under the Term Loan. We note your disclosure on page 113.

Prospectus Summary, page 1

General

6. We note that following the corporate reorganization, you will own the outstanding equity interests in Allied Power Management, LLC. Please provide the historical financial statements of Allied Power Management, LLC as well as any predecessor operations. In this regard, we note that Allied Power Management, LLC was formed in April 2017.

Our Equity Sponsor, page 6

7. Please disclose the percentage equity position BCP acquired in Charah, LLC as well as the consideration transferred.

Corporate Reorganization, page 6

8. We note you plan to re-organize your business immediately prior to the close of the offering by completing a number of transactions. Please provide pro forma financial statements in the form and content set forth in Rule 11-02 of Regulation S-X to reflect the impact of these transactions on your historical financial statements. Ensure you describe your intended accounting policy for each of the material reorganization transactions and identify the authoritative accounting guidance you will rely. Refer to Rule 11-01 of Regulation S-X.

9. Please provide organizational charts that clearly illustrate your ownership structure and your shareholders' ownership interests both before and after the offering.

Summary Historical Consolidated Financial Operating Data, page 13

Adjusted EBITDA, page 14

10. With reference to your adjustment to eliminate legacy expenses, please quantify and explain the nature of the "other business expense policies associated with BCP investment." Please address whether these expenses are normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretation Guidance issued on May 17, 2016 and advise or revise accordingly.

11. With reference to your non-acquired business line, please explain how you determined the amount of this adjustment.

Risks Related to This Offering and Our Class A Common Stock, page 24

In certain circumstances, CHRH Holdings will be required to make tax distributions…, page 33

12. Please address the need to discuss the impact of required tax distributions to the CHRH Holdings LLC Unit Holders in your pro forma financial statements. Clarify the interplay, if any, between these required tax distributions and the payments you may need to make under the Tax Receivable Agreement. To the extent necessary, expand your liquidity discussion in MD&A to discuss the potential negative effects of these tax distributions.

Use of Proceeds, page 39

13. Please disclose the use of proceeds from the Term Loan and Credit Facility. Please revise to separately set forth the approximate amount of borrowings under the Term Loan and Credit Facility that were incurred for working capital purposes, to make cash distributions to your Existing Owners and to repay indebtedness. Refer to Instruction 4 of Item 504 of Regulation S-K.

Liquidity and Capital Resources, page 54

Tax Receivable Agreement, page 58

14. You disclose elsewhere in the filing that the payments you expect to make under the Tax Receivable Agreement could be significant and could have a substantial negative impact on your liquidity. Please disclose the range of future payments that you expect to pay under the agreement including the scenario when the early termination provisions contained in the agreement are triggered. Please also disclose how you intend to fund the required payments. Please expand your liquidity discussion in MD&A to discuss the potential negative effects of these payouts.

15. Please discuss the impact of the Tax Receivable Agreement in your pro forma financial statements. If you do not intend to include pro forma adjustments, please disclose why not.

Certain Relationships and Related Party Transactions, page 88

CHRH Holdings LLC Agreement, page 88

Exchange Rights, page 88

16. Please revise to elaborate on the certain limitations referenced in the first sentence.

17. Please clarify whether the decision to acquire each tendered CHRH Holdings LLC Unit for Class A common stock or cash will be made by disinterested board members of the company.

Class B common stock, page 97

18. Please disclose the "certain provisions" of your amended and restated certificate of incorporation that describe the powers, preferences and special rights of the Class B common stock.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 104

19. Please remove the statement on page 104 that the tax discussion is "for informational purposes only," as investors are entitled to rely on the disclosure in this prospectus.

Charah, LLC Financial Statements

Consolidated Statement of Income, page F-8

20. Please tell us how you considered the guidance in Rule 5-03(b)(1) and (b)(2) of Regulation S-X in determining to present revenue in one class and cost of sales in one class on your statement of income.

Note 2- Summary of Significant Accounting Policies, page F-11

Property and Equipment, page F-12

21. Please disclose how you determine the amortizable basis of the structural landfill sites. Disclose the amount of amortization expense each period and the remaining capacity of each landfill.

<u>Revenue Recognition, page F-13</u>

22. Please explain how the minimum quantity and quality standards contained in certain of your contracts impact your revenue recognition for such contracts. In this regard, clarify when you may reduce the amount of revenue recognized. Please identify the authoritative accounting guidance you rely on.

<u>Note 17- Asset Retirement Obligations, page F-22</u>

23. Please revise your disclosure to clarify, if true, that you recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Refer to ASC 410-20-25-4.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
Michael Rigdon, Esq.